

07007976

BB 9/5

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30,2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NELSON SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. MAIN ST. SUITE 1118
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK K DONAHUE 509-838-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSON & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE, SUITE 380	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 8 2007 WASH. D.C. 160

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 2007, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title


HEIDI JO VOSE
COMMISSION EXPIRES
NOTARY
PUBLIC
OCT. 07, 2008
STATE OF WASHINGTON



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NELSON SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
June 30, 2007 and 2006

NELSON SECURITIES, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Supplemental Schedules:	
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule 3 - Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5	13
Schedule 4 - Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Independent Auditors' Report on Internal Controls Required by the Securities and Exchange Commission Rule 17a-5	15 - 16

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

August 24, 2007
Spokane, Washington

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2007 and 2006

ASSETS	2007	2006
Cash and cash equivalents	**$ 199,221**	$ 200,380
Receivable from clearing broker	**21,489**	8,976
Investment advisory fees and commissions receivable	**204,496**	157,805
Marketable securities owned:		
Trading account	**9,516**	19,872
Investment account	**53,478**	8,970
Prepaid expenses	**23,699**	23,774
Deposit with clearing house	**50,000**	50,000
Furniture and equipment	**1,355**	2,350
Newsletter publishing rights, less accumulated amortization of $71,597 and $65,907	**13,750**	19,440
	$ 577,004	$ 491,567

LIABILITIES AND STOCKHOLDER'S EQUITY	2007	2006
Payable to vendors	**$ 12,832**	$ 12,153
Payroll and business taxes payable	**68,057**	7,033
Accrued bonuses	**24,000**	17,000
Federal and state income taxes payable	**25**	25
Deferred advisory service revenue	**31,538**	31,423
	136,452	67,634
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, 500 shares;		
Issued and outstanding, 100 shares	**10,000**	10,000
Additional paid-in capital	**252,734**	252,734
Retained earnings	**177,818**	161,199
	440,552	423,933
	$ 577,004	$ 491,567

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the years ended June 30, 2007 and 2006

	2007	2006
Revenues:		
Investment advisory fees and commissions	$ 2,423,632	$ 2,308,814
Trading commissions	240,298	219,511
Trading income	2,567	26,844
Newsletter income		685
Interest and dividend income	16,097	11,428
	2,682,594	2,567,282
Expenses:		
Salaries and commissions	1,741,637	1,569,502
Licenses and regulatory fees	63,624	76,981
Payroll taxes	110,737	104,110
Telephone and utilities	99,746	106,088
Occupancy and leases expense	145,732	159,777
Auto	23,650	23,833
Office expense and postage	102,917	100,022
Travel and entertainment	43,971	37,224
Credit union access fees		56,884
Consulting expense	82,332	18,367
Newsletter expense	18,000	18,000
Continuing education expense	321	1,369
Business and property taxes, net of refunds	18,280	17,830
Depreciation and amortization	6,685	9,946
Professional services	18,675	35,006
Insurance	108,608	118,434
Quotation service	21,221	23,530
401(k) plan expense	26,491	26,638
Miscellaneous	32,523	43,667
	2,665,150	2,547,208
Income before income taxes	17,444	20,074
Income tax expense	825	825
Net income	$ 16,619	$ 19,249

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended June 30, 2007 and 2006

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, July 1, 2005	100	$ 10,000	$ 252,734	$ 141,950	$ 404,684
Net income for the year ended June 30, 2006				19,249	19,249
Balances, June 30, 2006	100	10,000	252,734	161,199	423,933
Net income for the year ended June 30, 2007				16,619	16,619
Balances, June 30, 2007	**100**	**$ 10,000**	**$ 252,734**	**$ 177,818**	**$ 440,552**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended June 30, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	**$ 16,619**	$ 19,249
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	**6,685**	9,946
Changes in assets and liabilities:		
Net receivable from clearing broker	**(12,513)**	(4,343)
Fees and commissions receivable	**(46,691)**	25,229
Federal income tax receivable		9,185
Marketable securities owned, net	**(34,152)**	(16,271)
Prepaid expenses	**75**	9,229
Payable to vendors	**679**	3,795
Payroll and business taxes payable	**61,024**	(21,819)
Accrued bonuses	**7,000**	20,950
Deferred advisory service revenue	**115**	(14)
Deferred subscription revenue		(685)
Total adjustments	**(17,778)**	35,202
Net increase (decrease) in cash and cash equivalents	**(1,159)**	54,451
Cash and cash equivalents at beginning of year	**200,380**	145,929
Cash and cash equivalents at end of year	**$ 199,221**	$ 200,380
Supplemental disclosure of cash paid for income taxes	**$ 825**	$ 825

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. **The Company and Significant Accounting Policies:**

Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk. For purposes of the balance sheet classification and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one month or less to be cash equivalents.

Continued

1. The Company and Significant Accounting Policies, *continued*:

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Marketable securities owned by the Company are stated at market value.

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

The purchase cost of publishing rights for an investment newsletter is being amortized on the straight-line method over 15 years. Amortization expense was $5,690 for both years ended June 30, 2007 and 2006.

The Company's policy is to expense advertising costs when incurred.

2. Furniture and Equipment:

Furniture and equipment at June 30, 2007 and 2006 consisted of the following:

	2007	2006
Furniture and fixtures	**$116,405**	$141,589
Computer equipment	**43,665**	104,424
Telephone system	**56,846**	56,846
	216,916	302,859
Less accumulated depreciation	**215,561**	300,509
	$ 1,355	$ 2,350

Depreciation expense for the years ended June 30, 2007 and 2006 was $995 and $4,256, respectively.

Continued

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $50,000, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $244,197 and $227,354 at June 30, 2007 and 2006, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .56 to 1 and .30 to 1 at June 30, 2007 and 2006, respectively.

4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 12% of their salaries with the Company matching 25% of the participant's deferral. For the years ended June 30, 2007 and 2006, the Company's contribution was $26,491 and $23,969, respectively.

5. Income Taxes:

The income tax provision for the years ended June 30, 2007 and 2006 was for state income tax expense. Federal income tax expense for the years ended June 30, 2007 and 2006 was offset by utilization of the tax benefit from a net operating loss carryover. At June 30, 2007, the Company has an unused operating loss carryforward of $67,163 that may be applied against future taxable income through 2025.

6. Lease Commitments:

The Company leases its Spokane, Orlando and San Diego office space for $9,468 monthly under operating lease agreements. The Spokane lease expires October 2009, the San Diego lease expires September 2008 and the Orlando lease expired in June 2007. There is no new lease agreement signed for Orland. Lease expense including utilities for all locations was $99,717 and $128,695 for the years ended June 30, 2007 and 2006, respectively.

Continued

6. Lease Commitments, *continued*:

Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2007, are as follows:

Years ending June 30:	
2008	$ 75,326
2009	71,112
2010	23,898
	$170,336

The Company leases various equipment from NFS Leasing, L.L.C., which is owned 100% by the stockholder of the Company. The lease agreements currently provide for rent of $4,431 per month including applicable sales tax. Rent expense paid under these agreements was $46,016 and $31,082 for the years ended June 30, 2007 and 2006, respectively. Future minimum annual rents due under these agreements are as follows:

Years ending June 30:	
2008	$ 40,599
2009	31,303
2010	21,138
2011	12,906
2012	12,906
Thereafter	4,302
	$123,154

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2007, and have issued our report dated August 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

August 24, 2007
Spokane, Washington

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

Net capital:		
Stockholders' equity:		
Common stock	$ 10,000	
Additional paid-in capital	252,734	
Retained earnings	177,818	
Total stockholders' equity		**$ 440,552**
Deductions:		
Non-allowable assets:		
Other receivables	141,266	
Prepaid expenses	23,699	
Furniture and equipment at cost, net of accumulated depreciation	1,355	
Newsletter publishing rights, net of accumulated amortization	13,750	
		180,070
Net capital before haircut on securities positions		**260,482**
Haircuts on securities	12,163	
Undue concentration	4,122	
		16,285
Net capital		**$ 244,197**
Required net capital		**$ 50,000**
Excess net capital		**$ 194,197**
Aggregate indebtedness:		
Payable to vendors	$ 12,832	
Payroll and business taxes payable	68,057	
Accrued bonuses	24,000	
Federal and state income taxes payable	25	
Deferred advisory service revenue	31,538	
Total aggregate indebtedness		**$ 136,452**
Ratio of aggregate indebtedness to net capital		**.56 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2007

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2007

Net capital:		
Net capital as reported on FOCUS REPORT	$ 246,403	
Audit adjustment to decrease employer portion of payroll taxes payable	493	
Audit adjustment to increase federal and state income tax payable	(25)	
Audit adjustment to increase under concentration	(2,675)	
Rounding	1	
Net capital which should have been reported		**$ 244,197**
Net capital as computed on page 11		**$ 244,197**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$ 136,921	
Audit adjustment to decrease employer portion of payroll taxes payable	(493)	
Audit adjustment to increase federal and state income tax payable	25	
Rounding	(1)	
Aggregate indebtedness which should have been reported		**$ 136,452**
Aggregate indebtedness as computed on page 11		**$ 136,452**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

Nelson Securities, Inc acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Securities, Inc. for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

Continued

Board of Directors
Nelson Securities, Inc.

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen + Secrest, P.S.

August 24, 2007
Spokane, Washington

END